Telestone Technologies Corporation

Floor 10, RuidaPlaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

February 8, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.20549

RE:	Telestone Technologies Corporation

Form 10-K

Filed March 30, 2012

File No. 001-32503

Dear Mr. Spirgel:

On behalf of Telestone Technologies Corporation (the “Company”, “TSTC”, “we”, “our” or “us”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 16, 2013 (the “Letter”), with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”). Our disclosures herein are in draft form. Once all comments are final and all draft disclosures have been approved we will submit our amendment to the 10-K if necessary. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K

Item 1A. Risk Factors, page 10

1.         We note your response to comments eight and nine of our comment letter dated November 21, 2012. Please expand your risk factor disclosure and address the tax compliance issues created by your practice of reporting your revenues for tax purposes when invoiced after collection of trade receivables rather than when the liability arises whenever you “recognize (y)our revenue” as required under Chinese law and regulation. Disclose the possible consequences to the company and principals should the PRC tax authorities disagree with your current tax practice, quantifying monetary penalties to the extent possible.

Response:

According to the business practices in the People’s Republic of China,the main basis forreporting taxable income for Chinese enterprisesissales invoice.

Chinese tax returnsinclude three types of taxes: value-added tax, business tax and income tax, among which value-added tax and business tax are reported to the tax collection department monthly.

Enterprise income tax is reported quarterly. The “Enterprise Income Tax Law of the People’s Republic of China” II, Article V of the taxable income section states that “The total revenue of companies in each tax year, less the deduction of non-taxable income, tax-exempt income, deductions and allowances to offset previous years’ losses, is regarded as taxable income.”

Each subsidiary of Telestone Technologies Corporation (“TTC”) pays income tax independently. The tax year runs from January 1 through December 31, and during March and June, an independentChinese Certified Tax Agent (“CCTA”), accredited by the national tax authorities,processeseachsubsidiary’s previous year’s tax returns in order to reach a final settlement. In order to reach a settlement of the corporate income tax for the year, the CCTAconductsa rigorous review and determineswhether the company needs to pay additional taxes or is entitled to receive a tax refund. Thus, the reported taxes are carefully scrutinized so that the riskof disagreement with the tax authoritiesin respect ofpreviouslyreported taxes is considered minimal.

Despite that, if the tax authorities were to disagree with our current tax practices, the tax exposures of the Company as of December 31, 2011 would bequantified as follows:

Additional tax from 2009 to2011, fully provided for in the financial statements:

Item	2009	2010	2011
Additional TaxPayable (USD'000)	7,782	16,039	11,148

Surcharge for additional tax arising from2009 to2011, not provided for in the financial statements:

Ending Balance	2009 Q1	2009 Q2	2009 Q3	2009 Q4	2010 Q1	2010 Q2	2010 Q3	2010 Q4	2011 Q1	2011 Q2	2011 Q3	2011 Q4
Additional Tax Payable (USD'000) (a)	818	5,154	295	1,515	405	988	4,853	9,793	717	2,735	3,390	4,306
Late Days(b)	1,006	915	823	731	641	550	458	366	275	184	92	-
Surcharge* (USD'000) (a)*(b)*5/10000	411	2,358	121	554	130	272	1,111	1,792	99	252	156	-

* Article 32 of the Tax Administration Law states that “If a taxpayer fails to pay a tax within a prescribed period of time, or the withholding agent fails to remit a tax within the prescribed period of time, the tax authorities will impose a deadline for the taxpayer to pay and require an additional late fee payment of 0.05% of the overdue taxes per day following the date of the delinquency.”

In addition to the additional taxes and related surcharge, in accordance with Article 68 of the Tax Administration Law, taxpayers and withholding agents who has unpaidor underpaid taxes shall be ordered to paywithin a prescribed period by the tax authorities. Overdue taxes, in accordance with the provisions of Article 40, can lead to enforcement measures including the levy of a penaltyranging from 50 percent to five times of the unpaid or underpaid taxes.

Article 40of the Tax Administration Law states that “If a taxpayer engaged in business or manufacturing and a withholding agent fails to pay or withhold a tax within the prescribed period of time, or atax guarantor fails to pay a tax it has guaranteedwithin the prescribed period of time,then the tax authorities will impose a payment deadline. If a tax payer then missesthe imposedpayment deadline, the tax authorities, when authorized by the chief of the Tax Bureau branch above the county level, may take the following enforcement measures: (1)Provide written notice to the taxpayers’ banks or other financial institutions to withhold taxes from their bank accounts; (2) Detain, seize, auction or sell their assets, goods or other property whose value is equivalent to the amount of tax owed. When tax authorities undertake enforcement measures, the payment of the previously mentioned unpaid late fees of the taxpayer, withholding agent or tax payment guarantor will also be collected. Daily needs for individuals and their dependents, such as housing and daily necessities, are not within the scope of enforcement measures.”

As mentioned above, since Telestone’s tax returns have beenverified by the tax authorities on an annual basis, we believe that the probability that asurcharge and/or penalty will be levied to the Company is remote and as suchno provision has been made in the financial statements.

Item 7. Management’s Discussion and Analysis

Liquidity and Capital Resources, page 33

2.         Your response to comment two of our letter dated November 21, 2012 does not appear to address our concerns about how your economic dependence on the Big-3 carriers adds uncertainty to the collection of your trade-receivables. Please provide us with your proposed revised disclosure in this regard.

Response:

(1)        As stated in our reply to the first comment letter dated November 21, 2012,the telecom carriers’ constant adjustment of their network construction investment plans and their decision-making processes brings uncertainty to their payment cycles and therefore, causes uncertainty in our cash flows. In other words, the funds that the carriers plan to invest in our joint projects may be diverted to other business projects due to changes in their investment decisions. These decisions prevent our trade receivables from being collected on a timely basis and also add uncertainty to the collection period.

(2)        Since China’s three major carriers account for a majority of the Company’s total revenue and trade receivables,the effect of any changes in the carriers’ investment plans and funding arrangements can be substantial.

(3)        Since most of our revenue is derivedfrom China’s three major carriers, we are economically dependent on them and therefore, we have a relatively weak position in our business dealings with the “Big-Three”. We are unable to change the Big-Three carriers’ project management plans, nor their investment plans, and we have to operate withinthese constraints. The carriers’ actions also intensify the uncertainty of our trade accounts receivable collection period.

Financial Statements

Note 2. Revenue recognition, page F-8

3.         We have considered your response to our letters dated September 24, and November 21, 2012. Based upon the history of your business arrangements with your Big-3 carrier customers, your signed formal contracts do not appear to be substantive because they do not document the actual terms for your equipment sales and service revenue arrangements. Therefore it appears that you do not have the necessary evidence of an exchange arrangement as required by SAB Topic 13A1; evidence which must exist in order to determine if your accounting treatment faithfully represents the transaction. Further it appears from the history of your business arrangements with your Big-3 carrier customers that the recoverability of your revenue is not certain. Consequently it appears, given your facts and circumstances, that your revenues should be recognized in accordance with the Cost Recovery Method.

Response:

(1)        Although our customers generally tend to delay their payments, the amounts of equipment sales and servicesand related payment termsare clearly specified and fixed in the contracts.Ourcustomers have obligations topay the contract sums in accordance with the contracts.

(2)        The contracts we have signed with our customers are protected by the laws of the People’s Republic of China. We have the right to require the debtors to fulfill their obligations. The company’s rights are clearly defined in the People’s Republic of China’s “General Principles of Civil Law” and in the contract law of the People’s Republic of China, which we have included below.

“General Principles of Civil Law”

Article 5

Lawful civil rights and the interests of citizens, legal persons are protected by law. No organization or individual’s rights shall be violated.

Article 84

Debt represents the specific rights and obligations between parties in accordance with a contract or in accordance with the provisions of the law. The one who has the rights is the creditor; the one who has obligations is the debtor. The creditor is entitled to require the debtor to fulfill their obligations in accordance with the contract or in accordance with the provisions of the law.

Article 108

Debts shall be resolved. If a debtor is temporarily unable to pay, debts can be paid in installments by the debtorwith the consent of the creditor or the People’s Court ruling. If the debtor is able, but refuses to, pay, the debtor will by forced by the People’s Court to repay the debt.

“Contract Law”

Article 8

Contracts established in accordance with the law of contracts shall be legally binding upon the parties.

The parties shall fulfill their obligations in accordance with a contract; they shall not change the contract; and they shall not unilaterally modify or terminate the contract.

Contracts drafted in accordance with the law are protected by PRC law.

(3)        The difference between our customers’ actual timing of payments and the contract terms does not imply that the contract is not substantive.

As detailed in our responses to comments 3 and 4 to SEC comment letter dated November 21, 2012, our revenuesare properly recognized as(i) pervasive evidence of the arrangements (the contract) exists, (ii) delivery has occurred or services have been rendered,(iii) the price is fixed or determinable in the contracts; and (iv) collectability is probable. As aresult, we believe the company’s current revenue recognition methodsare more suitable than the Cost Recovery Method.

4.         Tell us whether your formal post collection date invoices reflect the full and complete payment of the original formal contractual sales price. Describe for us the extent to which your Big-3 carrier customers benefit in actual practice from discounts, credits, accommodations and adjustments made to the original sales revenues specified in the original sales contracts.

Response:

Our customers’ payment amounts strictly follow the contractual amounts. Our Big-Three carrier customers do not receive discounts, credits, accommodations or adjustments made to the original sales figures specified in the original sales contracts.

Allowance for doubtful accounts, page F-10

5.         Please clarify the tabular information you have provided in response to comment 5 of our letter dated November 21, 2012. We note that the aging schedule of your accounts receivables present on page 5 of your letter dated December 14, 2012 reflect current year receivables that are materially in excess of total revenues less collected amounts for the years ended December 31, 2010 and 2011.

Response:

The aging schedule of our accounts receivable presented on page 5 of our letter dated December 14, 2012 did not separate the balances that were within payment periods. The table below sets out a revised aging schedule of accounts receivable showing separately the amounts within payment periods and those past due amounts.

(USD ‘000)	2009	2010	2011
With payment periods	28,883	64,135	42,101
Past due:
Within 1 year	39,690	87,031	159,080
Over 1 year	26,605	30,803	45,182
Over 2 years	-	18,381	21,415
Total	95,179	200,350	267,779

6.         While your operating cycles appear to be short, the history of your business arrangements with your Big-3 carrier customers described in your various responses to our comment letters dated September 24, and November 21, 2012 indicates that your Big-3 carrier customers customarily pay for goods and services you provide to them on an extended non-current basis. It appears to us therefore that trade receivables subject to such payment terms in practice should be classified as non-current assets and excluded from working capital.

Response:

(1)        Even though our Big-3 carrier customers have a practice of delaying payments, we consider that the accounts receivable is under our normal operating cycle.

(2)        We classified current assets mainly according to the definition and accounting postulates as below:

The definition of current assets: The FASB Codification Master Glossary states that current assets are used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business where the operating cycle is the average time intervening between the acquisition of materials or services and the final cash realization. Current assets include assets that are sold, consumed or realized as part of the normal operating cycle even when they are not expected to be realized within one year after the balance sheet date.

ASC Subtopic 210-10-45-1c states that current assets include trade accounts, notes, and acceptances receivable. Receivables arising from unusual transactions (such as the sale of capital assets, or loans or advances to affiliates, officers, or employees) that are not expected to be collected within 12 months are excluded from current assets pursuant to ASC Subtopic 210-10-45-4c.

As a result, the classification of trade accounts receivable (clearly under normal operating cycle and not arising from unusual transactions) as current assets in the balance sheet is considered appropriate.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Telestone Technologies Corporation

/s/ Daqing Han
Daqing Han Chief Executive Officer